Exhibit 99.6
Wipro Limited
Investors/Analysts Conference Call
Results for the quarter & year ended March 31, 2006
April 19, 2006
7.00 PM Indian Standard Time
Moderator
Ladies and gentlemen, thank you for standing by. Welcome to the Wipro earnings for the period ending March 31, 2006, conference call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session with instructions given at that time. If you should require assistance during the call, please press * then 0. As a reminder this conference is being recorded. I would now like to turn the conference over to our host, Mr. Sridhar Ramasubbu. Please go ahead.
Sridhar Ramasubbu
Thanks Julie, and thanks everyone for joining us for Wipro’s fourth quarter results and earnings call for the quarter ended March 31, 2006. Jatin and Lan from the IR team join me in conveying our warm welcome, and appreciate your joining the call at this early hours. With us today we have Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, CFO, and other members of the senior management team including the business unit heads. I hope you have had an opportunity to review the press release we issued today morning under US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his perspectives beginning with an overview of our results, and Suresh will take you through the financial highlights of this quarter. As a reminder, when we discuss our results in today’s call some of the issues we discuss maybe forward looking, and I would like to advise you that these statements maybe subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during today’s call. The call is scheduled for an hour, the entire earnings call proceedings are being archived, and transcripts would be made available after the call at www.wipro.com.
I am online on e-mail and if you have any specific questions which you are unable to ask, please send me an e-mail and we will address those questions as well in the Q&A. So with that let me turn over the call to Mr. Azim Premji, Chairman — Wipro.
Azim Premji
Good morning to all of you all. Thank you for being present. By now you would have seen our results for the year and quarter ended March 31, 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some our thoughts on our performance and our prospects. The results for 2005-2006 were immensely satisfying on many fronts. During the year we made strategic acquisitions, made several organic investments for accelerating growth, drew up an aggressive strategic plan, added highest ever number of people to our team, and streamlined and flattened our organization structure. Through all this we delivered industry leading revenue growth in all our businesses, recorded strong profit growth, stabilized margins, and crossed several landmarks in the process. I believe that our solid performance is yet another pointer to the resilience of our business model and more importantly the unflinching spirit of Wiproites.
The results also prove yet again that to reap benefits tomorrow you need to sow the seeds today. In the past we invested in incubating newer services such as technology infrastructure services, testing services, and total outsourcing, and in new geographies such as Europe, particularly continental Europe, and the Middle East. Notably our R&D services and Europe Geo crossed milestones of half a billion in revenues this year, each. It is very heartening to note that the strong growth in our global IT business last year was driven by areas where we have invested proactively in the past. Similarly, our investments in innovation initiatives are beginning to pay off. Innovation initiatives contributed 5% of our revenues for the fiscal year. Many of our strategic customer wins including some key wins in the quarter were made possible because of the breadth of our services and because of our innovation initiatives.
Similarly, in India, Middle East, and Asia Pacific IT business, we delivered strong revenue growth of 23% and profit growth of 45% in 2005-2006, but more importantly by winning 5 total outsourcing contracts we have set the platform for sustaining a high growth momentum. The more recent win of $80 million total outsourcing contract from HDFC Bank in India is an indicator not only of India’s maturing IT market, but also Wipro’s growing competence in this unique specialized service line.
With the strategic as well as operational success of 2005-2006 behind us, we look forward to 2006-2007 and beyond with excitement and with enthusiasm. The offshore IT industry is evolving from a simple service provision mode to a more complex and higher value added knowledge creation mode. Delivering value to our customers in the emerging scenario will require a comprehensive, but tightly knit combination of domain expertise, integrated service offerings, innovative solution structuring, and deep technical expertise. We have identified and rolled out initiatives in our strategic and operational plans in this direction. We are confident that this will be a significant differentiator for us that will enable us to continue to lead industry growth. Additionally, inorganic initiatives can help accelerate this process and supplement organic growth rate. Our experience with acquisitions so far has been quite satisfactory, and this has boosted our confidence. This will enable us to pursue the strategy more aggressively in the future. We will similarly pursue strategic initiatives identified in our strategic plan to deliver strong growth in the future in all our businesses. Clearly, Wipro’s businesses are all in the sweet spot of strong growth. We have the game plan to leverage the opportunities and realize our growth potential. At the same time, we will continue to invest to build the next set of growth engines that will help Wipro deliver sustainable and profitable growth in the future too.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty
A very good morning to all of you in the US and good evening to all you in the Asia region. Before we take on questions, I will touch upon areas in our performance and financials that would be of interest to you all. Let me commence by highlighting the fact that for the convenience of the readers, our US GAAP financial statement has been translated into dollars as on 31st March 2006 as certified by the Federal Reserve Bank of New York, which is a dollar is equal to Rs. 44.48.
Our revenues of our global IT services segment, which is $512.3 million or in rupee terms Rs. 23.1 billion, appears in our morning’s release as $519 million based on this convenient translation. Revenue growth in our global IT business was 8.2% sequentially, while IT services grew sequentially by 8.2%, our BPO business registered 8.5% growth. Volume growth of 7.4%, an improvement in offshore and onsite realization of 0.2% and 3% respectively continued to contribute to this growth. Revenues from acquisition of NewLogic and Mpower contributed 1.8% to revenue growth of global IT segment.
On the forex front, our realized rate for the quarter was Rs. 45.10 versus rate of Rs. 44.79 realized for the quarter ended December 2005. As at period end we had about $600 million of hedges at rates between 44.60 and 45.50.
We had affected an increase of approximately 3% in compensation of our onsite staff effective January 1, 2006. We also saw the full impact of salary hike given to our offshore staff during the quarter. The impact of this compensation revision was 1.4% on our operating margins. Operating margins were also affected by losses in Wipro NewLogic, which was in line with our expectation. On the other hand, we saw better price realization, improvement in utilization, increase in proportion of offshore projects, and better forex realization.
Our BPO business continues on the right track by delivering yet another quarter of operating margin expansion apart from improved revenue growth. These factors helped us not only to absorb the downward pressure but also improve our operating margin by about 10 basis points.
For the quarter ended June 2006, we expect volume led growth with broadly stable price realization. While lower profitability from acquisition would continue to impact profitability, we will endeavor to maintain our operating margin in a narrow range.
We will now be glad to take questions.
Sridhar Ramasubbu
Julie, we can go ahead with Q&A.
Moderator
Thank you. Ladies and gentlemen, if you wish to ask a question, please press * then 1 on your touchtone phone. You will hear a tone indicating you have been placed in queue, and you may remove yourself from queue at any time by pressing the pound key. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if you do have a question, please press *1 at this time. We go to line of Moshe Katri with Cowen & Company. Please go ahead.

Moshe Katri
Thank you very much. I have a couple of question, maybe for Suresh, you spoke a bit about the impact on margins during the quarter from FX, and you did say the acquisition had an impact as well, is there a way to quantify the impact of the acquisitions on margins during the quarter?
Suresh Senapaty
Yes, it was about 0.4%.
Moshe Katri
Okay. And on a forward basis, how far do we except these acquisitions to continue to impact margins, is that a one quarter things or this continues and for how long?
Suresh Senapaty
Yeah, that is why we are showing that as a separate bucket in our segment report like we stated in the past, for about 2 to 4 quarters we will seem them separately before we take it into Wipro Technologies global IT services business so that the facts are available for a finite time.
Moshe Katri
And Suresh, is that specifically related to utilization rates in those operations, what is exactly bringing down those margins?
Suresh Senapaty
Two factors, one is that when we buy these companies, they are not necessarily operating at a margin which is similar to ours and therefore they tend to be dilutive to start with before the synergies kick in. And the second thing is, on the US GAAP there will be some intangibles which get recognized and they have to be amortized over a two-year period, and that has an additional impact. And the third thing is, for example, the NewLogic deal that we have, there is a component of an IP which takes few quarters for it to build into synergy and getting together of what the Wipro’s portfolio of the IPs are, what the NewLogic’s IPs are, and which are the ones to be invested on, which are the ones need to be restructured. So it will have its own time in terms of process of integration which is planned, from that perspective. These are the few reasons why the margins tend to be dilutive to start with and thereafter it gets into mainstream.
Moshe Katri
Okay. And then can you just remind us what sort of assumptions you have for the General Motors contract, I mean, did you start servicing GM under this new contract or, you know, what is the update on that?

Suresh Senapaty
Not as yet, as you know this new contract servicing would really start from July. Therefore, General Motors is an existing customer of ours, even before we got this contract. We continue to do lot of work, particularly in the application development area, and that continues decently, and it will continue till June and thereafter you will see some kind of a transition, and post July or post June the new contract will kick in.
Moshe Katri
So on a run rate basis this is going to be also, the GM contract will also be dilutive to earnings or maybe margins at least initially?
Suresh Senapaty
But GM has been our account for several years today, so from that perspective whatever margin we currently have and what we will get in the new contract they won’t be significantly different.
Moshe Katri
Okay. That is very helpful. And then finally, what sort of an effective tax rate do you think we should use for fiscal 07?
Suresh Senapaty
If you look at, ETR that we got in this quarter, it was little lower because we had some one-time write back, and therefore it impacted about 80 basis points. For the whole year it impacted about 40 basis points, so which means on a normalized basis it goes by 8 basis points and thereafter we think the ETR in the medium term would not be, would be in a range of 150-200 basis points.
Moshe Katri
Okay. Thank you very much.
Moderator
Thank you. We will go to line of Trip Chowdhry with Global Equities Research, please go ahead.
Trip Chowdhry
Thank you again. Congratulations on good execution. I had two questions, the first is regarding deal structuring, there are certain Indian companies who go for a deal alone and there are certain companies in certain situation they partner with say a US based company and they then deal that way, and I think Wipro has two-pronged strategy, I was wondering in terms of deal closure rate and also in terms of deal sizes, what are the different dynamics that get played in these two different approaches and where do you think moving forward one of them would be more than the other?

Girish Paranjpe
I will try to answer that question. You know, every deal has its unique characteristic and we make a judgment when we look at a deal, first whether to bid for it or not to bid for it, because I think that is a very careful screen that we have to use because we could spend lot of energy time and money chasing a deal which would in the end would not be productive for us. So there is a screen that we go through. The second screen we go through is whether we are best positioned to win it on our own steam or we need partners and alliances to win those deals. So again, it goes through our own assessment of the competency and winning capabilities, and based on that we make a call on whether we should make alliances or don’t make alliances. Given all of this, it is difficult to give a straight forward answer on what is the preferred model. The only kind of permanent things on this is that we would prefer to win deals that make money sense for us on a long term basis. So that is the kind of thing that we use, and not get bothered by whether it is direct, indirect; whether it is a short deal or long deal, those are kind of just consequential issues.
Trip Chowdhry
Prefect. Next question is for Mr. Senapaty, I was wondering regarding the outlook on tax policy, I think the talks of tax policy initiatives comes to a close in 2009, and I was wondering based on special economic zones that probably you are taking advantage of, what would be the right expectations on long term tax rate? Thank you.
Suresh Senapaty
I think the policy is already announced. There are some details which are still to come about, but based on what we have seen and what we think has been envisaged, we think the special economic zones, making use of it we should be able to maintain the ETR at around within the 200 basis point levels in the medium term.
Trip Chowdhry
Excellent. Thank you.
Moderator
Thank you. And our next question comes from the line of Joseph Foresi, from Janney Montgomery & Scott. Please go ahead.
Joseph Foresi
Hello. I was wondering if you guys could give us some color on the IT services revenue guidance for the June quarter, and also maybe how we could expect to look at revenue growth throughout 2007?
Suresh Senapaty
Actually if you look at — so far as the quarter one is concerned the revenue guidance comes out to be about 34% y-o-y for the June quarter, and so far as the year is concerned, as you have seen over the several years that we have been operating in this part of the industry, we have always grown faster than industry and we continue to look forward to growing faster than industry even in the current year. If you have seen the last year’s results, we have got good addition of customers in terms of 171 customers. We have got a good decent employee add of net 11000 plus people so far as the IT services business is concerned. We have got about 221 one-million dollar customers which is significantly up as compared to last year. So all this plus the kind of investments we have done in the various growth enabling drivers as well as the three acquisitions that we have done, we see lot of traction, we see a fair amount of optimism that 06-07 will be very good year.
Joseph Foresi
And as far as seasonality is concerned, I think the September quarter has more days if I am correct, so we can except sort of bump up in September and then the sort of flatten out through out the back side of the year?
Suresh Senapaty
I would say it will not be unreasonable to expect that, yes.
Joseph Foresi
And just one more quick question here, I was wondering if you guys can give us a little more color on how you see the margin levers, your onsite offshore revenue mix, and utilization sort of playing out through 07, and do you guys see a lot of head room in those areas should there be an increase in margin pressure?
Suresh Senapaty
Yes, actually we have seen, in last quarter itself we have got some uptick on the utilization and therefore it has contributed to our margin expansion. We have about 50 basis points of improvement in the offshore. Last few quarters we have increased about 200 basis points. Going forward, yes, we look at opportunities under both these areas. Also, we have about 42% of our employees based in the offshore which are less than 3 years experience, and which has improved from about 35% a year back. We look forward to, you know, further optimization in that area without comprising on the customer delivery and the complexity of the project that we are handling. So, combination of these factors we think the margins will be in a narrow range movement going forward, and whatever extra efficiencies that we get we will want to reinvest in terms of growth.
Joseph Foresi
And just one last question if I could, I know you described sort of your approach to the market is continuing to go after large deals and strategic M&A activity, any color on that going into 07, is that still sort of the focus there, and any details you can give on that? Thank you.
Suresh Senapaty
Yeah, I think we have as a part of the Wipro Infotech operations in India, we have this total outsourcing, and there have been significant wins we have seen in India. First to this about three to four months back we launched it as a global offering and we have seen lot of traction in that, including some wins in that respect. We are not able to announce some of them because of the confidentiality, but 06-07 we expect, we think we have decent funnel on which we are working on, and we should be looking forward to some kind of wins in that area.
So far as M&A is concerned, we have already done three, which we have announced. Like you said, as a part of our strategic plan, we go geography wise, we go practice wise, and we go vertical wise, and sub vertical wise to be able to ascertain what are those gaps which will help us enhance our share of wallet in the existing customer base that we have and pick up some of the must have accounts that we have classified, to be able to penetrate into them and grow our business there. That is how we identified the demand, so called, for an M&A activity. Then we go into the market, and what is available as a target company, and we try to deal with that or we try to do some change on some of the deals. As we said that we are not looking at trying to get cheap deals, we are trying to get deals which are very strategic in nature and reasonably priced, and we have a very high level of comfort to be able to exploit the synergy benefit. So that has been the criteria on which we have done the three deals over the last three-four months. The experience has been fairly good, and we are more encouraged to pursue that and therefore 06-07 we will be fairly active, there is a very senior management team working on it on a full time basis, and we have done lot of up-gradation in the overall skill levels to be able to handle that both from a due diligence perspective, negotiation as well as integration perspective, and therefore we will continue to pursue such things.
Joseph Foresi
Great. Thank you.
Moderator
Thank you. And our next question comes from the line of Ashwin from Citi Group. Please go ahead.
Ashwin
Hi, thanks for taking my question. A question sort of on the increasing complexity of deals that the clients are asking for. As the complexity of your business model increases, what kind of investments do you think you need to continue to make in your people, in management, as well as in infrastructure to support that demand, and what is the timeframe for that investment?
Pratik Kumar
We have a fairly clear view of the kind of emerging skill sets which we think we would need to build in our own organization to be able to achieve the kind of growth vision we have for ourselves. It is linked to the delivery organization as well as the more market facing roles which we have. We do think that we will have to create a cadre of our own program managers as deals become more complex, where the execution responsibility becomes of a different dimension, we require more experienced people who are have been able to handle such programs to be able to do it effectively. We have just rolled out a program internally along with Stanford University where we are jointly working on that program and with an intention to be able to create a very solid, trained in-house 100 program managers in the organization, that is one. Two is, again on the delivery side, the project managers, and we do have a very intense program roll out, how we are able to identify these project managers, how we go about figuring out the skill gaps, how we go about investing in it. Besides this of course the more consulting led skills, which is a transformation journey we have been on, we continue to.., we are conscious of the fact that it is not a question of build versus buy, I mean, we got to actually bring in the right kind of role models who will be able to train people internally, and over a period of time we have been able to execute that very successfully. The last is, you know, gets around building the technical rigor in the organization, and we have rolled out a very detailed technical stream in the organization which creates career paths for people to be able to grow doing deep technical work and be able to scale up and continue to progress in their organization. And above all this, we have made adequate investment in being able to train our senior leadership as they begin to take on challenges of managing across the globe, leadership responsibilities, and be able to rise up to the demands of that. So that in a nutshell are some of the things which we have identified and we have invested in and will continue to do so going forward.
Suresh Senapaty
And so far as the other investments are concerned, we are investing quite a lot in terms of new locations, development centers, not only in multiple other locations in India but also overseas. We have already set up a center in China, about two centers, perhaps we will start a third one pretty soon. We are looking at other countries too. We are putting up center in Bucharest, which will be operational this quarter. We are looking at several other countries also in the horizon, and perhaps in the next two to three years we will have multiple more countries where we will be having our presence in terms of servicing or making the global delivery model much more mature.
Ashwin
Okay. That is great. That does not sound like you have really have skill gap where you need to make an acquisition though, these are all organic initiative, internal initiatives, right?
Suresh Senapaty
No, this plus inorganic sits on top of it to supplement that. Like I said we have identified the gaps in each area, whether it is vertical, practice, or geography, and based on that we will be pursuing inorganic activities.
Girish Paranjpe
I just wanted to add on. You know, the gaps that we face and what we try to fill through acquisitions are much more niche than the kind of gaps that you brought out either on program management or elsewhere. To give you an example, the acquisition we did in the payment space, actually fills the gap that we had on the payment processing area, which is what we did not have based on the work that we had done. Similarly, the other acquisition that we did recently was on the business service management space. The third acquisition is on analog devices. So it is very niche areas where we do acquisition to build competency, where we think the organic process will be too slow or will not happen.

Ashwin
Okay. A separate question if I may, it is on the margin outlook, if you could perhaps go through the margin outlook assumptions, excluding acquisition and large deal impact, suggest how is the core business likely to do separately for IT and BPO? That would be helpful, thanks.
Suresh Senapaty
Yeah, on the IT services side we think the margin will be moving in a narrow range. So far as the BPO is concerned, I think we have seen fair amount of expansion in margins up to last quarter, and of course the next two quarters we will see little better improvement there also, but we are talking about a range which is 18-22%, and we think we will be there pretty soon.
Ashwin
And is that 18-20% sustainable, longer term?
Suresh Senapaty
18-22%, yes, we think that is the range where the margins of the BPO business can sustain.
Ashwin
Okay thank you.
Moderator
Thank you. We have question from the line of Julio Quinteros from Goldman Sachs. Please go ahead.
Julio Quinteros
Thanks. Good evening guys. One quick question regarding the guidance that you have given of $533Mn, what percentage of that is a guidance of 34% growth is coming from acquisition, cMango?
Azim Premji
We have not talked about the number separately, but cMango, yes, that acquisition number. If you look at the number which was in quarter four, it was about at around $3 million.
Julio Quinteros
About $3 million?

Suresh Senapaty
$3 million.
Julio Quinteros
Okay got it. Also, I guess related to that, as you look at the margin assumption into the next quarter, I guess, I was wondering if there was a two.., it sounded like you had a wage increase both onsite and offshore in the current quarter. Was that out of plan assuming that you guys normally pass through your wage increases in October?
Suresh Senapaty
Yes, we did the offshore compensation increase in November, for the offshore. For the onsite we did it on 1st of January 2006.
Julio Quinteros
Got it, and how much was the offshore increase?
Suresh Senapaty
Earlier it was done on January 1, 2005, so the cycle was 1st January 2006.
Julio Quinteros
Okay, got it. And then I guess this maybe, looking at the performance in the current quarter, can you talk a little about the package implementation business. It looks like they might have been just on a percentage of revenue basis it looks like there maybe a little bit of a deceleration there. Two is, why that would have happened given that that appears to be one of the faster growing areas, and also on a same basis, percentage of revenue basis, the European business had a little bit of slip, can you talk a little bit about both of those modest declines?
Suresh Vaswani
This is Suresh Vaswani speaking, I am responsible for all the IT practices, which is technology infrastructure services, testing services, and enterprise application services. To your question on package implantation services, I think the business is doing well. We have had good momentum during the year. We have grown roughly 35% on a year on year basis for the full year gone by. The package implementation business continues to win new customers for us and new contracts for us, and some of the notable wins that we had in the last quarter was, actually both were from US, one from a large retail organization where we are doing package implementation as well as a global roll out, and the other one was on application support side, where we are supporting a diverse range of application across multiple platforms including Seibel, Areva, PeopleSoft, and Manegestics. So it is a big area for focus from our side. We are investing specially in the application support area, so that we get a regular stream of annuity business. We are strong on the package implementation and package integration side, and one of the new initiatives that we have taken recently is building up what we call the business solution group whereby we develop a consulting layer to the overall package implementation area, especially in the areas, the new generation areas like supply chain management and CRM.
Suresh Senapaty
And just to supplement, I think the numbers that we give as package implementation or EAS does not include EI. It does not include EI, which many other peers of ours includes that as a part of that segment.
Julio Quinteros
Okay, and Suresh just one, the 4% sequential guidance.
Girish Paranjpe
I am coming to that, that is one. Two is, this business part of our package will also go into a little bit of transformation like Suresh said because a significant component of this revenue was coming from application roll outs as opposed to sustained business, and over the last 12 months, we have seen a fair amount of increase in the sustained business, and it gets into a decent percentage of mix of sustained versus development it tends to be little lumpy sometime. So we think over the next few quarters much more stability and much more consistency will be seen in the growth.
Julio Quinteros
Understood.
Suresh Senapaty
But on a y-o-y basis, it has done fairly well.
Julio Quinteros
Right.
Sridhar
You had a question on, something on sequential growth.
Julio Quinteros
Yeah, I am just trying to understand the guidance on sequential growth at 4% seems a little bit conservative, just given how well thinks are going can you just sort of help understand what the bottoms up look at what that 4% growth implies?
Suresh Senapaty
You know, quarter one has always been like bad so far as Wipro is concerned because if you look at the guidance that we have given it comes out to be at 34% y-o-y growth which is not bad at all compared to the kind of an achievement that have shown so far.

Julio Quinteros
Right, okay.
Suresh Senapaty
But the overall outlook looks very positive, we are pretty excited on the funnel that we are working on and some of the deal sizes that we are working on and all those levers that we talked about, whether it is customer footprint, or whether it is headcount that we have or the kind of practices and the acquisitions that we have done which will help us in sort of exceeding the industry average growth.
Julio Quinteros
Thank you guys, good luck.
Suresh Senapaty
Thank you.
Moderator
Thank you. We will go to the line of Abhi Gami with Banc of America, please go ahead.
Abhishek Gami
Thank you very much. Your attrition rate in the global IT services business jumped up again during the quarter. Is there anything in particular going on behind that number, and if you could also remind us how you calculate that figure because I think it might different than how some of your peers calculate the number?
Pratik Kumar
Let me take the second part of your question. Our attrition rate, the way it is calculated is we take all employees who exit during the quarter and the denominator is the average employee strength during the quarter, and we annualize it over 4 quarters. So, that is the figure, which quarter on quarter we give out as a part of our release. On attrition rate, yes, I mean, our attrition numbers have jumped, and the primary reason why the jump has been because of involuntary attrition of about 1.5% which was something which we triggered, we as a part of our due diligence we figured out that there were lot of employees who were able to get into the organization through consulting organization, these are placement consultants outside, based on fake experience as well as education certificates. So when we ran into the situation, we got a complete investigation done on that, and as result of it we had to ask a lot of people to separate, and we think that process is nearly done, so we should not be seeing what we ran into this quarter to be repeated again going forward, and we have put in some of the processes in place just to mitigate something like this happening again. So, that has been the primary reason why it has jumped up compared to the last quarter.

Abhishek Gami
Okay great. Was that same issue, did this issue exist in the prior quarter, and what was the impact on the involuntary attrition this fourth quarter?
Pratik Kumar
A part of it, yes.
Abhishek Gami
Some of it in the third quarter as well, okay. other question, there was a lower utilization rate in BPO..
Abhishek Gami
Your lower utilization rates in BPO during the quarter, was that planned or is that related to the mix shift or the change in service portfolio?
T. K. Kurien
It is really been driven by the change in mix.
Abhishek Gami
Okay, and finally within the vertical markets you are servicing in BPO, it appears that the other category significantly increased during the fourth quarter, is there one particular new vertical that is emerging more rapidly?
T. K. Kurien
Yes, the technology and media segment is emerging pretty strongly for us, and that is one area where we have actually created a separate focus group and we think we are getting more business out there.
Abhishek Gami
Okay, great. Thank you very much.
Moderator
Thank you. We will go to the line of Ashish Thadhani with Gilford Securities. Please go ahead.
Ashish Thadhani
Good evening. Given the favorable demand environment, Infosys has indicated recently that it maybe prepared to forgo large deals that usually carry somewhat lower pricing and focus on more profitable work, does Wipro subscribe to the same line of thinking and also to the extent that Wipro does win large deals is it safe to assume that these were not to be margin dilutive?

Suresh Senapaty
Absolutely, I think we want to be pretty selectively in picking up deals, there will be deals which, we will have look at on my profitability over the life cycle of the deal, whether the deal, those which are standalone itself and there are no add-on business, or these are deals which allows you entry into the customer, and on the top of it you can build certain other businesses, you know, more and more you find that the deals are sustained business, and then you can build an application development and other value added services on that. So, you have to look at it on a medium to long term what you are going to get out of that customer on all these multiple, totality of the basket and therefore what is it that required to be done, and we absolutely subscribe to the view that you cannot be chasing all and sundry, but you have to be selective in terms of dealing with the right customer and right kind of structuring.
Ashish Thadhani
Okay, that is very helpful. Also, the $8 billion revenue target that has been talked about in the year 2010, that implies 35% annual growth, does this include acquisitions and should it be relied on for modeling purposes?
Azim Premji
No, I do not know who is talking about this $8 billion target in 2010, because our planning horizon for our 3-year plan is 2006-2007, 2007-2008, and 2008-2009. So I will suggest that you do not use these kinds of press speculations or employee speculations in your modelling. While we make judgment in terms of the kind of charge, which we have in the organization, the kind of run rate which we have in the organization, and the fact that we will be aggressive in acquisitions. .
Suresh Senapaty
The way to look at is that what we have guided is for global IT services business, and that will be done through an organic growth and will be supplemented with inorganic..
Ashish Thadhani
Okay, okay, and then finally the revenue slow down that we had seen in the last few quarters in the BPO unit, is that behind the company now?
Azim Premji
Broadly, yes.
Ashish Thadhani
Okay. Excellent.
Azim Premji
What re-engineering we had to do, and repositioning we have to do, though it is a continuous process, some of the jerks which it had put into the system are behind us now.

T.K.Kurien
So what you would see in terms of growth would be a step ladder kind of a growth, we would continue to churn our portfolio little bit just to make sure that we focus on margins.
Ashish Thadhani
Okay.
Suresh Senapaty
On a yoy basis, it has been going up, better than what we have so far achieved in last year.
Ashish Thadhani
Thank you very much, and congratulations on a good quarter.
Suresh Senapaty
Thank you Ashish.
Moderator
Thank you. We go to the line of Michael with Technology Business Research, please go ahead.
Michael
Hello, my question has to do with margins as many others have had, I wonder if people are, maybe some of the folks are missing a point here which is very much coming up your research and development organization, for example, you have very very higher margins, and in the case attrition and other factors might weigh it down on margins, maybe to just drive sales a little further in some of your higher margin existing businesses. Could you comment on that please.
Lakshminarayana
I think your voice was cracking, would it be possible to repeat the question, summarize please.
Sridhar
Michael, can you speak up. Your voice is cracking and we could not get the question clearly.
Michael
Okay. My question has to do with margins but from a different angle than we have been hearing the questions lately, and that is that since Wipro has such a big revenue share coming from, for example research and development, and testing, and these are very high margin, high offshore services that you already have in place. Aren’t some of the speculators in the media missing the point when they are wondering about your downward effects of attrition and salary increases because you could simply drive sales in for example R&D a little harder and make up for any such losses. I wonder if you could just speak to that.
Suresh Senapaty
I do not think we have fully understood the question, that is the advantage that Wipro has being in the enterprise solutions as well as in the R&D part of the business, and yes, R&D part of the business because it is very high level of offshore centric it tends to have margin better than the average margin, and of course there are many areas of under penetration in that part of the business and with a higher focus we would try to seek improvements on an overall margin, yes.
Michael
I guess what I am really trying to get to is, do you have a lot of lever left in these higher margin business lines to overcome any effects of salary increases or even short term foreign exchange effects?
Sridhar
Yeah, I mean, Mike, what we do is, we have in our business both positive and negative levers. So, we continue to balance that wherever we have wage increase or any other downward pressure, so that is a ongoing exercise. And what you are mentioning about the positive levers, we do exercise that every quarter and that is why you see a very balanced margins outcome.
Michael
Okay thank you very much, and congratulations on the great quarter and a year.
Azim Premji
Thank you.
Moderator
Thank you. We will go to the line of Moshe Katri with Cowen and Company. Please go ahead.
Moshe Katri
Hi Suresh, can you talk a bit about pricing, you mentioned that very briefly. What sort of difference, or what is different really on the pricing trends you are seeing or you have seen so far compared to what you were a year ago?

Suresh Senapaty
I think if you compare our pricing this quarter versus quarter four of last year, we are almost flattish. We have seen so far as the sequentials are concerned, I think we are seeing some kind of price increases in some of the existing accounts, and some of the new customers are coming in at a little better price, but if you see the price increase that we have got over the last 2 years it has been decent, but on y-o-y basis we are more closer to flatness than, which means it is, it basically can be characterized as stability. In fact with a little bit of positive bias because the new customers are coming at a better pricing.
Moshe Katri
How about your existing customer base, you do derive a significant portion of your revenues from the recurring revenue base or recurring customer base when you are up there for renewals, is there, you know, how easier is it actually for you to raise pricing on these deals?
Suresh Senapaty
I think 05-06 has been positive better than what we have seen in the previous years.
Moshe Katri
Thanks.
Moderator
Thank you. Once again, if you would like to ask a question, please press *1 at this time. We have no other questions. Thank you, please continue.
Sridhar Ramasubbu
Okay, I may ask once more, and there are no questions in the E-mail, so ask once more, if the questions are not there, then we will wind up the call.
Moderator
Yes, we have no other questions.
Sridhar Ramasubbu
Okay. So hand over to me for the concluding remarks and we will close the call.
Moderator
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